SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G*
(Rule 13d-102)

Under the Securities Exchange Act of 1934
(Amendment No. )

VICI Properties Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

925652109
(CUSIP Number)

December 31, 2017
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

(Page 1 of 8 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 925652109	13G	Page 2 of 8 Pages
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Solus Alternative Asset Management LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
N/A

	6	SHARED VOTING POWER
20,058,146*

	7	SOLE DISPOSITIVE POWER
N/A

	8	SHARED DISPOSITIVE POWER
20,058,146*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,058,146*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.56%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

*The information set forth on this cover page reflects information as of February 1, 2018.  As of December 31, 2017, the Reporting Person may have been deemed to beneficially own 18,332,330 shares of Common Stock, representing 6.11% of the outstanding shares of Common Stock.

CUSIP No. 925652109	13G	Page 3 of 8 Pages
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Solus GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
N/A

	6	SHARED VOTING POWER
20,058,146*

	7	SOLE DISPOSITIVE POWER
N/A

	8	SHARED DISPOSITIVE POWER
20,058,146*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,058,146*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.56%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*The information set forth on this cover page reflects information as of February 1, 2018.  As of December 31, 2017, the Reporting Person may have been deemed to beneficially own 18,332,330 shares of Common Stock, representing 6.11% of the outstanding shares of Common Stock.

CUSIP No. 925652109	13G	Page 4 of 8 Pages
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Christopher Pucillo

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
N/A

	6	SHARED VOTING POWER
20,058,146*

	7	SOLE DISPOSITIVE POWER
N/A

	8	SHARED DISPOSITIVE POWER
20,058,146*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,058,146*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.56%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*The information set forth on this cover page reflects information as of February 1, 2018.  As of December 31, 2017, the Reporting Person may have been deemed to beneficially own 18,332,330 shares of Common Stock, representing 6.11% of the outstanding shares of Common Stock.

CUSIP No. 925652109	13G	Page 5 of 8 Pages
Item 1(a).   Name of Issuer: VICI Properties Inc. (the "Issuer")

Item 1(b).   Address of Issuer's Principal Executive Offices:

8329 W. Sunset Road, Suite 210, Las Vegas, Nevada 89113

Item 2(a).   Name of Person Filing:

This statement is filed by:

(i) Solus Alternative Asset Management LP, a Delaware limited partnership registered with the Securities and Exchange Commission (the "SEC"), which serves as the investment manager (the "Investment Manager") to certain investment funds and/or accounts (the "Funds"), with respect to the shares of Common Stock (as defined in  Item 2(d) below) held by the Funds;

(ii) Solus GP LLC, a Delaware limited liability company (the "GP"), which serves as the general partner to the Investment Manager, with respect to the shares of Common Stock held by the Funds; and

(iii) Mr. Christopher Pucillo ("Mr. Pucillo"), a United States citizen, who serves as the managing member to the GP with respect to the shares of Common Stock held by the Funds.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).   Address of Principal Business Office or, if None, Residence:

410 Park Avenue, 11th Floor, New York, NY 10022

Item 2(c).   Citizenship:

(i)	Investment Manager: Delaware;
(ii)	GP: Delaware; and
(iii)	Mr. Pucillo: United States of America.

Item 2(d).   Title of Class of Securities: Common stock, par value $0.01 per share (the "Common Stock").

Item 2(e).   CUSIP Number: 925652109

CUSIP No. 925652109	13G	Page 6 of 8 Pages
Item 3.   If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under Section 15 of the Act,

(b) ☐	Bank as defined in Section 3(a)(6) of the Act,

(c) ☐	Insurance Company as defined in Section 3(a)(19) of the Act,

(d) ☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,

(e) ☒	Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)(E),

(f) ☐	Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

(g) ☒	Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

(h) ☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

(i) ☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

(j) ☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k) ☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ____________________

Item 4.   Ownership.

The percentages used herein and in the rest of this Schedule 13G with respect to beneficial ownership as of February 1, 2018 are calculated based upon the 360,778,939 shares of Common Stock to be outstanding following the completion of the upsized offering described in the Issuer's press release issued on January 31, 2018 and Amendment No. 4 to the Form S-11/A filed on January 30, 2018.

The percentages used herein and in the rest of this Schedule 13G with respect to beneficial ownership as of December 31, 2017 are calculated based upon the 300,278,939 shares of Common Stock issued and outstanding, which is the sum of (i) the 54,054,053 shares of Common Stock issued by the Issuer in a private placement, as disclosed in the Issuer's Current Report on Form 8-K filed with the SEC on December 26, 2017, and (ii) the 246,224,886 shares of Common Stock reported to be issued and outstanding as of November 7, 2017 in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017 filed with the SEC on November 13, 2017.

CUSIP No. 925652109	13G	Page 7 of 8 Pages
As of February 1, 2018:

(a)	Amount beneficially owned: 20,058,146
(b)	Percent of class: 5.56%
(c)	(i)	Sole power to vote or direct the vote: N/A
(ii)	Shared power to vote or direct the vote: 20,058,146
(iii)	Sole power to dispose or direct the disposition: N/A
(iv)	Shared power to dispose or direct the disposition: 20,058,146

As of December 31, 2017:

(a)	Amount beneficially owned: 18,332,330
(b)	Percent of class: 6.11%
(c)	(i)	Sole power to vote or direct the vote: N/A
(ii)	Shared power to vote or direct the vote: 18,332,330
(iii)	Sole power to dispose or direct the disposition: N/A
(iv)	Shared power to dispose or direct the disposition: 18,332,330

Each Reporting Person hereby expressly disclaims beneficial ownership in the securities reported in this Schedule 13G and membership in a "group" as that term is described in Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended.

Item 5.   Ownership of Five Percent or Less of a Class.

N/A

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

As of February 1, 2018 and as of December 31, 2017, the Funds managed on a discretionary basis by the Reporting Persons had the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of the Common Stock.  One such account, SOLA LTD, had the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of more than 5% of the Common Stock.

Item 7.   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

N/A

Item 8.   Identification and Classification of Members of the Group.

N/A

Item 9.   Notice of Dissolution of Group.

N/A

Item 10.   Certification.

The Reporting Persons hereby make the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 925652109	13G	Page 8 of 8 Pages
SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 1, 2018

By:	/s/ Christopher Pucillo
Christopher Pucillo
individually and as managing member of Solus GP LLC, for itself and as the general partner of Solus Alternative Asset Management LP

EXHIBIT 1

JOINT ACQUISITION STATEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: February 1, 2018

By:	/s/ Christopher Pucillo
Christopher Pucillo
individually and as managing member of Solus GP LLC, for itself and as the general partner of Solus Alternative Asset Management LP